ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 January 2002

02015214

02 FEB 19

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
23 Jan 2002: Quarterly Report for the period from 1 Oct 2001 to 31 Dec 2001
23 Jan 2002: Announcement and Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

23 January 2002

FAR is pleased to announce details of activity and drilling plans for two wells in South Lousiana

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Bligh Oil & Minerals N.L. to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana, during the first half of 2002.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells during the second half of 2002.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present at depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #1B is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Under the agreement with Bligh, FAR will acquire a 15 percent participation interest at Bayou Choctaw in approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its interest would be limited to the well-bore production units. FAR's interest is subject to a one third back in after project costs have been recovered in full. The agreement is subject to final documentation.

Lake Raccourci Field, Lafourche Parish, Louisiana.

FAR has elected to participate pro-rata with Goodrich Petroleum Company (NYSE) in the purchase of a 25 percent working interest in the State lease 3258 No. 1 production unit at Lake Raccourci Field, Lafourche Parish from Exxon Mobil Corporation.

The Lake Raccourci Field was formed by a large deep-seated salt dome structure. The field was originally discovered by Humble Oil Company (now Exxon) and Amoco Production Company and has produced approximately 1 trillion cubic feet of gas from multiple reservoir traps and fault blocks. The entire field has been covered by 3-D seismic acquired by Apache, a working interest owner, in conjunction with Exxon.

FAR was a participant in the original SL 3258 No. 1 well drilled late 1996 to a depth of 15,630 feet. The well is currently producing from the Bol 5 Sand. The Bol 1, Tex 16 and Tex 15 Sands are behind pipe and remaining reserves have been estimated at approximately 6 billion cubic feet of gas and 160,000 barrels of condensate (based on a 2001 appraisal by Coutret and Associates, Petroleum Engineers).

FAR's working interest before the election was 2.87 percent and will increase to approximately 4 percent if all owners elect to participate or a proportionately higher percentage to the extent that some owners do not take up their participation rights under the operating agreement.

FAR also holds a 5.1 percent working interest in the SL 3258 No 2 producing well and a 3.28 percent interest in the SL 1480 No 1 proven undeveloped location within 3,200 gross acres at the Lake Raccourci Field. The field is operated by Goodrich.

Comment:

Commenting on the above announcement, Chairman Michael Evans, said has was pleased to increase exposure to South Louisiana in proven locations, particularly at Bayou Choctaw where the opportunity to control a significant field position (with Bligh) has presented itself. We took at look at Bayou Choctaw early in 2000 but didn't like the asking terms. The current proposal is more to our liking. It fits with FAR's strategy to increase reserves and production in the very near term, he said.

FAR maintains a web site at www.farnl.com.au.

Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 January 2002

The Announcements Officer
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

QUARTERLY REPORT FOR THE PERIOD

FROM 1 OCT 2001 TO 31 DEC 2001

HIGHLIGHTS

UNITED STATES OF AMERICA

Quarterly sales of $890,000 bring 2001 annual sales level to record $4.6 million. Planning for 2002 program steps up. Three wells planned for first half including two at new Bayou Choctaw project.

AUSTRALIA

Banjo Prospect, Carnarvon Basin (EP 397)planned for March 2002.
New Biggada Play upgrades Lucille and Lola Prospects in EP 397.
Carlston wildcat commences in EP 410, onshore Carnarvon Basin.
New leads and prospects mapped in WA-254-P, offshore Carnarvon Basin.

PAPUA NEW GUINEA
Geological modelling supports oil case for large Amdi Prospect in PPL 228

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN,
10.71% (parts 1, 3 and 4), 11.25% (part 2)
(OPERATOR - APACHE ENERGY LTD)

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

During the quarter the Operator completed a regional review noting that activity was set to increase with up to 8 Dampier Sub-basin exploration wells planned for 2002 including Woodside's Nickol 1 adjacent to parts 2 and 3 of WA-254-P. Five new oil fields (Legendre North and South, Gipsy, Gipsy North and Simpson) had come on stream with three additional fields (Echo/Yodel, Gibson and South Plato) at advanced stages.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Increased activity and new field developments were likely to have a positive rating on WA-254-P and the potential for development of any future discoveries within the permit.

A review was also undertaken of all prospects and leads mapped using the Panaeus 3-D seismic survey that extends over the entire permit. These include previously identified Collier, Sage, Argos, Cerberus and Erebus in addition to newly mapped Jayasariya and Kleopatra, all of which lie along the Rosemary Legendre Fault Trend.

The Jayasariya Lead has been mapped over an area of 14 square kilometres in WA-254-P (2) and WA-208-P with the crest in WA-254-P. The play type is a Jurassic basin floor fan with the expected reservoir being Eliassen.

The Kleopatra Prospect has been mapped on 3D data showing 3 distinct culminations with a downdip extension of the largest culmination in WA-254-P at the Lower Eliassen level. Stratigraphic/structural closure of 6.1 square kilometres gives an estimated reserve potential of 34 million barrels.

The Joint Venture has agreed to conduct a PSDM study of the 3D seismic over the Collier prospect to be conducted in conjunction with Woodside operated WA-1-P. The study is likely to lead to a better structural understanding of Collier. Other work agreed for 2002 includes seismic reprocessing over Sage, a Jurassic Oil Prospectivity Review and refined interpretations of Sage, Cerberus, Collier and Argos. Prospect summaries and maps are available on the website at www.farnl.com.au.

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST
(OPERATOR – APACHE ENERGY LTD)

Following a recommendation by the Operator, a renewal application was lodged on 12 September 2001 to renew the entire permit (area 240 square km) for a further term of five years.

A review during the quarter by the Operator concludes that Updip Boyd is one of most important play types on the eastern margin of the North Carnarvon Basin. It is now believed that Boyd-1 was drilled outside stratigraphic/structural closure at the Lower Cretaceous level. The actual crest of the structure may be approximately 2.2km to the east/northeast and coincide with an area of data degradation on the seismic. This could be due to possible shallow gas reservoired in the Gearle Siltstone which could have resulted in velocity push-down over the crest of the structure. Updip Boyd would target oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. The lead, similar to the structure drilled at Narvik-1, and similar to the Narvik structure, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of the lead is required to confirm the presence of a drillable prospect.

The 2002 Work Program will comprise data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above (in particular Boyd Updip) and to identify further leads and prospects in the permit.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

During the quarter, the Operator continued efforts to source a rig for the drilling of the Banjo prospect. Banjo has been proposed as a 1,000 metre Triassic test and subject to rig availability is likely to be drilled in the first half of 2002. Banjo exhibits a robust closure with moderate risk and has significant upside to the east.

Several wells have been drilled on the eastern margin Early Jurassic-Triassic trend to the north of EP 397, successfully encountering oil and gas (Gypsy, Rose and Lee discoveries). These successes have significantly upgraded the Jurassic/Triassic prospectivity of EP 397.

During September, the Apache operated Errol-1 well intersected a gross 26 metre hydrocarbon column in the Upper Barrow Group approximately 4 kilometres from the western boundary of EP 397.

During November, the Apache operated Denver-1 well was drilled targeting a large Jurassic aged Biggada sandstone deposit on the eastern edge of the Barrow Sub Basin, similar in style to the Linda gas condensate discovery. The Denver-1 and Linda-1 discoveries have proven the potential of Jurassic aged stratigraphic and structural/stratigraphic traps in this area and have important implications for EP 397, in particular the Lola and Lucille prospects.

Tap has reported the size of the Denver-1 gas discovery and the implications for the prospectivity of the Jurassic sediments on the southeastern margin of the Barrow Sub-basin are significant and further studies are underway to identify areas of better reservoir potential (and hence flow rates) within this play area. Apache plan a further test well in 2002 that will provide a better understanding of this exciting play type.

Preliminary reserve estimates (most likely case) for Lola are 23.5 million barrels and for Lucille 29.3 million barrels of oil. Studies to date suggest both prospects can be tested by one optimally placed well. The upside case in the event of a successful well is substantial.

FAR is likely to farm out the proposed well and will be presenting the Banjo prospect at the North American Petroleum Expo (NAPE) in late January 2002.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 June 2002.

EP 104 - CANNING BASIN - 8% INTEREST (10% POINT TORMENT) WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

The Joint Venture has agreed to a farm-in proposal on EP 104 and the West Kora discovery.

Under the Farm-in Agreement, the farm-in party is required to undertake a technical study involving further geological, geophysical and engineering work for an option to drill a well to earn a 60% interest in EP-104.

In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall then reduce to 3.2 percent or should a workover be conducted on West Kora, FAR's interest in the West Kora Application shall reduce to 4.8 percent.

EP 410 - CARNARVON BASIN - 10% INTEREST
(OPERATOR – EMPIRE OIL & GAS NL)

During the quarter, FAR agreed to participate in the drilling of the Carlston Prospect in EP-410, onshore Carnarvon Basin.

The Carlston Prospect is a seismically defined Devonian aged reef play with reported potential for over 38 million barrels of oil in place with a predicted recovery rate of 30%. FAR was attracted to the opportunity due to the low cost of entry (FAR exposure around $100,000) and the high upside associated with any discovery given additional prospects and a strong acreage position.

By committing to fund 13.3% of the cost of Carlston-1, FAR will have the right to elect to acquire a 10.0 % interest in EP-410, neighbouring permits EP-369, EP-405 and an application area to the south of EP-410 (the "Merlinleigh Joint Venture"). This is a very attractive deal as these permits cover an area of approximately 20,000 square kilometres providing FAR with significant offsetting acreage for follow-up exploration if the well is successful.

Empire Oil & Gas NL (ASX: EGO) is operator of the Carlston well having recently drilled a number of wells in the area. The location is approximately 12.5 km due east of the Minilya Bridge Roadhouse. The well has commenced drilling. At the date of this report cemented intermediate casing has been cemented at 345 metres and the well is drilling ahead at 422 metres. Target depth is expected late January 2002.

EP-369 and EP-405 permits are intersected by the main Perth-Dampier gas pipeline and the Carnarvon spur gas pipeline lies to the south. If Carlston is successful there are another three reefs in the EP-410 permit that could be drilled in the future.

A technical write-up of the Carlston Prospect has been prepared by Dr Bevan Warris and was appended to ASX release dated 10 December 2001.

PAPUA NEW GUINEA

PPL 228 - PAPUAN BASIN - 12.5% INTEREST
(OPERATOR - SANTOS)

PPL 228 covering 33 graticular sections and 2,673 square kilometres was granted by the PNG authority on 26 July 2001.

Current work comprises seismic remapping combined with detailed geochemical and PVT analysis. These studies have pointed to Amdi being a large oil prospect interpreted to be up-dip on the spill chain from P'nyang. The Amdi structure occurs directly along trend of the large P'ynang gas condensate field where good oil shows were encountered in both wells.

Oil inclusion studies suggest an early oil charge to the P'nyang structure which was later replaced by gas. The report indicated that the structure originally contained an oil column of between 24 and 46 metres with in place reserves estimated at 280 million barrels of oil. Modelling displaces this oil up into the Amdi Structure.

It is expected that field seismic work will commence in the second quarter of 2002 with a dip and strike line to define the Amdi structure. Images of the surface anticline and proposed seismic plan are available for viewing on the website at www.farnl.com.au.

UNITED STATES OF AMERICA

FAR has accelerated plans to step up activity in its USA program. Three first half wells are planned, two development wells at Bayou Choctaw and one well over the Rainosek project. All three wells are likely to increase FAR's reserve and production base.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Bligh Oil & Minerals N .L. to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana, during the first half of 2002.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells during the second half of 2002.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production. covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996. 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field. at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and defmition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present at depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #1B is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Bayou Choctaw in approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its interest would be limited to the well-bore production units. FAR 's interest is subject to a one third back in after project costs have been recovered in full. The agreement is subject to final documentation.

Lake Raccourci Field, Lafourche Parish, South Louisiana

FAR has elected to participate pro-rata with Goodrich Petroleum Company (NYSE) in the purchase of a 25 percent working interest in the State lease 3258 No. 1 production unit at Lake Raccourci Field, Lafourche Parish from Exxon Mobil Corporation.

The Lake Raccourci Field was formed by a large deep-seated salt dome structure. The field was originally discovered by Humble Oil Company (now Exxon) and Amoco Production Company and has produced approximately 1 trillion cubic feet of gas from multiple reservoir traps and fault blocks. The entire field has been covered by 3-D seismic acquired by Apache, a working interest owner, in conjunction with Exxon.

FAR was a participant in the original SL 3258 No. 1 well drilled late 1996 to a depth of 15,630 feet.. The well is currently producing from the Bol 5 Sand. The Bol 1, Tex 16 and Tex 15 Sands are behind pipe and remaining reserves have been estimated at approximately 6 billion cubic feet of gas and 160,000 barrels of condensate (based on a 2001 appraisal by Coutret and Associates).

FAR's working interest before the election was 2.87 percent and will increase to approximately 4 percent if all owners elect to participate or a proportionately higher percentage to the extent that some owners do not take up their participation rights under the operating agreement.

FAR also holds a 5.1 percent working interest in the SL 3258 No 2 producing well and a 3.28 percent interest in the SL 1480 No 1 proven undeveloped location within 3,200 gross acres at the Lake Raccourci Field. The field is operated by Goodrich.

Clear Branch Field, Jackson Parish, North Louisiana

The operator is seeking a farm-in partner to contribute toward drilling, re-completing or re-entering wells in the Clear Branch Field. The timing of such activity has not yet been determined; however FAR intends to participate in any future activity at the current working interest level.

FAR has a 9.375% working interest at Clear Branch. Other interests are held by North American companies including the operator, Rio Bravo Exploration & Production Company

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

Far is waiting on a recommendation from the Operator concerning a future coiled tubing completion attempt on the Eagle 1 well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

Rainosek-Halletsville Project, Lavaca County,Texas

FAR has entered into negotiations to participate in a development project offering low risk but high potential located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word field area covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

Subject to agreement and final documentation, FAR will acquire up to a 20 percent working interest. Target reserves are in the range of 3 million barrels of oil and 16 billion cubic feet of gas. The project involves the re-entry and stimulation of an existing producer planned for November to be followed by the drilling of an 8,750 foot test of nine potential Eocene Wilcox pay zones, supported by subsurface well control and 3D seismic.

Latest advice is that activity on the Rainosek project is expected to commence during the first quarter 2002.

PRODUCTION

Gas sales during the quarter totalled 61 million cubic feet for an average of 0.67 million cubic feet per day at an average price of US$1.79 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 12,072 barrels for an average of 131 barrels of oil per day at an average price of US$20.64 per barrel before production taxes.

Quarterly revenues amounted to $885,803 bringing cumulative sales for the year ended 31 December 2001 to approximately $4.66 million, the best performance by the company since incorporation in 1984.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ACN or ARBN	Quarter ended ("current quarter")
009 117 293	31 DECEMBER 2001

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (...12....months) $A'000
1.1	Receipts from product sales and related debtors		809	4,390
1.2	Payments for	(a) exploration and evaluation	(165)	(2,851)
		(b) development	(26)	(604)
		(c) production	(140)	(693)
		(d) administration	(210)	(1,086)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		21	113
1.5	Interest and other costs of finance paid		(11)	(98)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		278	(829)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(14)	(208)
		(b)equity investments		
		(c) other fixed assets	(29)	(89)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		76
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (foreign exchange gain)			64
	Net investing cash flows		(43)	(157)
1.13	Total operating and investing cash flows (carried forward)		235	(986)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	235	(986)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		1,830
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		(377)
1.18	Dividends paid		
1.19	Other (share issue expenses)		(86)
	Net financing cash flows	0	1,367
	Net increase (decrease) in cash held	235	381
1.20	Cash at beginning of quarter/year to date	2,220	1,994
1.21	Exchange rate adjustments to item 1.20	(29)	51
1.22	**Cash at end of quarter**	2,426	2,426

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	62
1.24	Aggregate amount of loans to the parties included in item 1.10	0

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,963	1,045
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (assumes free carry – Banjo-1 well)	600
4.2	Development	-
	Total	600

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	63	85
5.2	Deposits at call	1,064	885
5.3	Commercial Bills	1,295	1,246
5.4	Foreign Currency a/c	4	4
	Total: cash at end of quarter (item 1.22)	2,426	2,220

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference** **+securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	116,718,674	116,718,674	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	NIL	NIL	N/A	N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable (FARO)	31,461,196	31,461,196	14 cents to 31/7/02 then 20 cents to 31/7/03	31 July 2003
	Employee	7,500,000	N/A	20 cents	5 May 2003
7.8	Issued during quarter	NIL	NIL	N/A	N/A
7.9	Exercised during quarter Tradeable (FARO)	NIL	NIL	N/A	N/A
7.10	Expired during quarter Tradeable (FAROA)	NIL	NIL	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date:...22 January 2002....................
(Director)

Print name: ......MICHAEL EVANS..

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 January 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
Progress Report – Carlston 1 well, EP410, Carnarvon Basin

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 January 2002

The Announcements Officer
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

PROGRESS REPORT - CARLSTON 1 WELL
EP 410 - CARNARVON BASIN - 10% INTEREST

FAR advises the Carlston well being drilled in EP-410, onshore Carnarvon Basin, has reached surface casing point at 345 metres. The forward program is to drill ahead in 8½ inch hole toward the primary and secondary objectives.

The primary target, the Point Maud Member, is predicted at 993 metres. The secondary Gneudna Formation is predicted at 458 metres. The location is approximately 12.5 km due east of the Minilya Bridge Roadhouse.

The Carlston Prospect is a seismically defined Devonian aged reef play with reported potential for over 38 million barrels of oil in place and a predicted recovery rate of 30%. FAR was attracted to the opportunity due to the low cost of entry (FAR exposure around $100,000) and the high upside associated with any discovery given additional prospects and a strong acreage position.

By committing to fund 13.3% of the cost of Carlston-1, FAR will have the right to elect to acquire a 10.0 % interest in EP-410, neighbouring permits EP-369, EP-405 and an application area to the south of EP-410 (the "Merlinleigh Joint Venture"). This is a very attractive deal as these permits cover an area of approximately 20,000 square kilometres providing FAR with significant offsetting acreage for follow-up exploration if the well is successful.

Empire Oil & Gas NL (ASX: EGO) is operator of the Carlston well and provides daily well progress reports.

EP-369 and EP-405 permits are intersected by the main Perth-Dampier gas pipeline and the Carnarvon spur gas pipeline lies to the south. If Carlston is successful there are another three reefs in the EP-410 permit that could be drilled in the future.

A technical write-up of the Carlston Prospect has been prepared by Dr Bevan Warris and was appended to ASX release dated 10 December 2001.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au